1 Exhibit 3.1 ARTICLES OF AMENDMENT OF RESTATED ARTICLES OF INCORPORATION OF REGIS CORPORATION The undersigned, Kersten D. Zupfer, in her capacity as Executive Vice President, Chief Financial Officer of Regis Corporation, a Minnesota corporation (the “Corporation”), hereby certifies that: 1. Article III of the Corporation’s Restated Articles of Incorporation has been amended to read in its entirety as follows: “The aggregate number of shares that the corporation has authority to issue is 5,000,000 shares of the par value of $.05 each.” 2. that such amendment has been adopted by the Corporation’s Board of Directors in accordance with the requirements of, and pursuant to, Chapter 302A of the Minnesota Statutes; 3. that such amendment was adopted pursuant to Section 302A.402 of the Minnesota Statutes in connection with a combination of the Corporation’s capital stock; and 4. that such amendment will not adversely affect the rights or preferences of the holders of outstanding shares of any class or series of the Corporation and will not result in the percentage of authorized shares of any class or series that remains unissued after such combination exceeding the percentage of authorized shares of the same class or series remaining unissued before the division. The division giving rise to the amendment set forth above concerns a 1-for-20 combination of the capital stock of the Corporation. Such combination is being effected as follows: A. at 12:01 a.m. Central Time on November 29, 2023 (the “Effective Time”), every 20 shares of capital stock then outstanding will be combined and converted into one share of capital stock of the Corporation; and B. at the Effective Time, each certificate representing shares of the authorized but unissued capital stock of the Corporation or book entries for the same recorded by the Corporation’s transfer agent and registrar will be deemed to represent 1/20th of the number of shares held of record by such shareholder of record as of the Effective Time; and C. in settlement of fractional interests which may arise as a result of common shareholders of record at the Effective Time holding a number of shares less than 20 immediately prior to effecting the combination described herein, such capital shareholders of record will be entitled to receive cash, without interest, in lieu of fractional shares of capital stock, in an amount equal to the product obtained by multiplying (i) the closing price per share of the capital stock on the date immediately preceding the date of the Effective Time as reported on New York Stock Exchange, after giving effect to the combination described above, by (ii) the fraction of the share owned by the shareholder; provided, however, that to accommodate the needs of common shareholders of record who may be acting as nominees for a number of beneficial holders, the Corporation may settle for cash fractional interests which may result from the allocation by capital shareholders of record of the stock split shares to beneficial holders of the common stock, although the aggregate amount of cash necessary to effect such settlement may exceed the amount otherwise indicated by the number of shares held of record by such shareholder.

2 IN WITNESS WHEREOF, I have subscribed my name this 27th day of November, 2023. /s/ Kersten D. Zupfer Kersten D. Zupfer Executive Vice President and Chief Financial Officer